SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3) *
Proxim Wireless Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
744285107

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 25, 2007

(Date of Event which Requires Filing of this
Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 5 pages

          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	744285107	Page	2	of	5

1	NAMES OF REPORTING PERSONS Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF-AF-OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,933,829

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		467,234

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,933,829

WITH	10	SHARED DISPOSITIVE POWER

		467,234

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,401,063 * The shares reported herein consist of (i) 3,476,063 shares of common stock and (ii) warrants to purchase 925,000 shares of common stock at an exercise price of $2.45 per share.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN-IA-OO

SCHEDULE 13D/A
INTRODUCTION
     This constitutes Amendment No. 3 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Mr. Miller”), dated April 20, 2007, as amended (the “Statement”), relating to the common stock, par value $0.01 per share (the “Shares”) of Proxim Wireless Corporation (f/k/a Terabeam, Inc.) (the “Company”). The Company has its principal executive offices at 2115 O’Nel Drive, San Jose, California, 95131. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Considerations
Item 3 of the Statement is hereby amended and restated as follows:
     Mr. Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller was named as the advisor to PNC Bank, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. All of the Shares Mr. Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate amount of funds used for the purchase of the Shares in Trust A-4 was $926,471.53.
     Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $3,411,880.80.
     All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was $1,835,972.00.
Item 4. Purpose of the Transaction
Item 4 of the Statement is hereby amended by adding the following:
     The purpose of this Amendment is to report that since the filing of Amendment No. 2 on November 14, 2007, a material change occurred to Mr. Miller’s beneficial ownership percentage of the Shares of the Company. Since the filing of Amendment No. 2, Mr. Miller’s beneficial ownership increased by 5.6%. This increase resulted in part because of the inclusion to Mr. Miller’s beneficial ownership of warrants to acquire 925,000 shares of the Company’s common stock. Such warrants were deemed to be beneficially owned by Mr. Miller within sixty days of the date of which such warrants may be first exercised (such date being January 23, 2008).
     Mr. Miller has been acquiring securities in the Company in the ordinary course of his business as an investor and except as described above in this Item 4 and herein, Mr. Miller does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) taking actions regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.
Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated as follows:
     (a) Mr. Miller may be deemed to beneficially own 4,401,063 Shares which is 18.0% of the 24,444,069 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 24,444,069 outstanding Shares is the sum of the following amounts: (i) 23,519,069 outstanding Shares pursuant to the Company’s Form 10-Q filed on November 14, 2007 and (ii) 925,000 Warrants exercisable on January 23, 2008. As of the date hereof, 467,234 of such beneficially owned Shares are owned of record by Trust A-4; 2,281,366 of such beneficially owned Shares are owned of record by Milfam II L.P. (including Warrants to purchase 462,500 Shares) and

1,652,463 of such beneficially owned Shares are owned of record by Mr. Miller directly (including Warrants to purchase 462,500 Shares).
     (b) Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P. and Mr. Miller directly.
     (c) The following table details the transactions effected by Mr. Miller in the past 60 days.

LLOYD I. MILLER, III
Date of Transaction	Number of Shares Purchased	Price Per Share
November 27, 2007	216,399	$0.82
November 27, 2007	4,764	$0.81
November 28, 2007	42,800	$0.82
November 29, 2007	1,000	$0.82

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2007

	By:	/s/ Lloyd I. Miller, III

Lloyd I. Miller, III